Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
U-Swirl, Inc.	Nevada
U-Swirl International, Inc.	Nevada
Aspen Leaf Yogurt, LLC	Colorado

(1)

As of February 28, 2014 Rocky Mountain Chocolate Factory, Inc. held 42% of U-Swirl, Inc. common stock issued and outstanding, or payable. Additionally, Rocky Mountain Chocolate Factory, Inc. had the right to acquire approximately 26,400,000 shares of common stock through the conversion of debt into common stock. If the Company exercised this conversion we believe we would hold approximately 75% of U-Swirl, Inc. common stock.

(2)	U-Swirl International, Inc. is a wholly-owned subsidiary of U-Swirl, Inc.